EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

Dollars in millions	Three Months Ended March 31, 2007		Year Ended December 31
			2006		2005		2004		2003		2002
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$643		$3,930		$1,942		$1,735		$1,568		$1,821
Less:
Income or loss from equity method investees	63		50
Add:
Distributed income of equity method investees	29		20
Fixed charges excluding interest on deposits	240		841		662		357		346		432

Subtotal	849		4,741		2,604		2,092		1,914		2,253
Interest on deposits	468		1,590		981		484		457		659

Total	$1,317		$6,331		$3,585		$2,576		$2,371		$2,912

Fixed charges
Interest on borrowed funds	$224		$777		$599		$298		$258		$315
Interest component of rentals	16		64		63		58		59		58
Amortization of notes and debentures							1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts									28		58

Subtotal	240		841		662		357		346		432
Interest on deposits	468		1,590		981		484		457		659

Total	$708		$2,431		$1,643		$841		$803		$1,091

Ratio of earnings to fixed charges
Excluding interest on deposits	3.54	x	5.64	x	3.93	x	5.86	x	5.53	x	5.22	x
Including interest on deposits	1.86		2.60		2.18		3.06		2.95		2.67

(1)	As defined in Item 503(d) of Regulation S-K.